Ford Credit invites U.S. residents to invest in Ford Interest Advantage (FIA) Demand Notes. Established in 1983, these unsecured debt instruments offer investors a flexible and liquid investment option and provide Ford Credit with low-cost capital to fund operations. The FIA Notes, issued by Ford Motor Credit Company LLC and administered by The Northern Trust Company (Agent Bank), are offered via prospectus.

How does it work?

•	Invest: Invest in Ford Credit's FIA Demand Notes with a minimum investment of $1,000 and earn interest. Additional investments can be made via check, electronic transfer, or automatic recurring investments from your linked bank account(s). Payroll deduction is available for Ford employees.

•	Accrue Interest: Earn an attractive interest rate, at least 0.25 percentage points above the average yield for all taxable money market funds, as reported weekly in the Money Fund Report® . The interest rate is updated weekly and is available on the FIA website: www.ford.com/finance/investor-center/ford-interest-advantage. Interest accrues daily and is reinvested at the end of each month.

•	Manage your Note: Manage your FIA Note online; view e-statements, set up alerts, make bill payments, and perform unlimited electronic transfers—all with no management fees.

•	Access Your Funds: Access funds on demand 24/7 and enjoy convenient check writing privileges. Redeem your investment, in whole or in part, at any time via redemption check or electronic transfer. Fees may apply for certain services, please see the FIA website for details.

•	Enroll: Visit the FIA website at www.ford.com/finance/investor-center/ford-interest-advantage to read the prospectus before enrolling. Submit the completed enrollment form and a minimum $1,000 investment to the Agent Bank either by mail or online. Ford employees may make their $1,000 initial investment with convenient $100 monthly payroll deductions over 10 months.

Tell me more:

•	Eligibility: Investment in FIA Notes requires a registered permanent U.S. address and a valid Social Security number or federal tax ID.

•	Issuer: Ford Motor Credit Company LLC.

•	Administrator: The Northern Trust Company (Agent Bank), located in Chicago, IL.

•	Ownership Types: FIA Notes may be issued with individual, joint, custodial, trust or corporate ownership.

Important Disclosure: The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As an investment in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This communication does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S citizens and resident aliens with U.S. Taxpayer ID (e.g., Social Security Number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note program. The documents may be obtained free of charge through EDGAR on the  SEC Website. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.